                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                           Tri-Continental Corporation
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                        $2.50 Cumulative Preferred Stock
                        --------------------------------
                         (Title of Class of Securities)

                                    895436103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 5, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 49 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 2 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,719,315(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              6,719,315(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,719,315(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

(1)   Does not include 7,200 shares of $2.50  Cumulative  Preferred Stock deemed to be beneficially owned by Western Investment LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 3 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,720,216(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              6,720,216(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,720,216(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

(1)   Does not include 7,200 shares of $2.50  Cumulative  Preferred Stock deemed to be beneficially owned by Arthur D. Lipson.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 4 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,046,015
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,046,015
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,046,015
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 5 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,929,300(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,929,300(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,929,300(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

(1)   Does not include 7,200 shares $2.50  Cumulative  Preferred Stock deemed to be beneficially owned by Western Investment Activism Partners LLC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 6 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  744,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              744,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    744,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 7 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,810,050
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,810,050
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,810,050
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 8 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,525,175
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,525,175
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,525,175
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 9 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 10 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARADIGM PARTNERS, N.W., INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    WASHINGTON
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    - 0 -
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 11 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 12 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 13 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    - 0 -
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 14 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PAUL DEROSA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 15 of 49 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELYSE NAKAJIMA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 16 of 49 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule
13D as specifically set forth.

Item 2.           IDENTITY AND BACKGROUND.

      Item 2 is hereby amended and restated as follows:

      (a) This statement is filed by Western  Investment LLC, a Delaware limited liability  company  ("WILLC"),  Arthur  D.  Lipson,  Western  Investment  Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Activism Partners LLC, a Delaware limited  liability  company ("WIAP"),  Western
Investment Total Return Master Fund Ltd., a Cayman Islands corporation ("WITR"),
Benchmark Plus  Institutional  Partners,  L.L.C., a Delaware  limited  liability company ("BPIP"),  Benchmark Plus Partners,  L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"),  Scott Franzblau and Robert Ferguson.  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases  and sales of  Shares of the  Issuer,  pursuant  to an oral  agreement between WILLC and BPIP and between WILLC and BPP.

      WILLC has sole voting and investment power over WIHP's,  WIAP's and WITR's security  holdings and Mr. Lipson,  in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  BPM is the managing member of
BPIP and BPP and  Messrs.  Franzblau  and  Ferguson,  in their role as  managing members of BPM,  have sole voting and  investment  control over BPIP's and BPP's security holdings.

      By  virtue  of that  certain  Joint  Filing  Agreement  by and  among  the
Reporting  Persons,  as  described  in further  detail in Item 6, the  Reporting
Persons  affirm that they are  members of a "group" for the  purposes of Section
13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

      The principal  business address of WILLC, Mr. Lipson,  WIHP, WIAP and WITR is 7050 S. Union Park Center,  Suite 590,  Midvale,  UT 84047.  The officers and directors of WITR are set forth on Schedule A and  incorporated  by reference in this Item 2.

      The principal  business  address of BPIP, BPP, BPM, Mr.  Franzblau and Mr.
Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

      (c) The  principal  business  of WILLC is acting as the  general  partner, managing member and investment manager of WIHP, WIAP and WITR, respectively. The principal  occupation of Arthur D. Lipson is acting as managing member of WILLC.
The  principal  business  of  WIHP,  WIAP  and WITR is  acquiring,  holding  and disposing of investments in various companies.

      The principal business of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 17 of 49 Pages
----------------------                                    ----------------------

the managing  member of BPIP and BPP. The principal  occupation of each of Scott
Franzblau and Robert Ferguson is acting as a managing member of BPM.

      (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) No Reporting  Person has, during the last five years,  been party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Messrs.  Lipson,  Franzblau  and  Ferguson  are citizens of the United
States of America.

            Since the  filing of  Amendment  No. 6,  Michael  Dunmire,  Paradigm
Partners, N.W., Inc., Paul DeRosa and Elyse Nakajima ceased to be members of the
Section 13(d) group and shall cease to be Reporting  Persons  immediately  after the  filing  of this  Amendment  No. 7. The  remaining  Reporting  Persons  will continue  filing as a group  statements  on Schedule  13D with  respect to their beneficial  ownership  of  securities  of the Issuer to the extent  required  by applicable law.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and restated as follows:

            The  aggregate  purchase  price of the  6,719,315  shares  of common stock, $.50 par value per share (the "Common Stock") beneficially owned by WILLC
is  approximately  $129,475,831,   including  brokerage  commissions,   and  the
aggregate purchase price of the 7,200 shares of $2.50 cumulative preferred stock
(the "Preferred Stock")  beneficially owned by WILLC is approximately  $310,266, including brokerage commissions.  The shares of Common Stock and Preferred Stock beneficially  owned by WILLC were acquired  with the working  capital of each of
WIHP,  WIAP and WITR.  The aggregate  purchase price of the 901 shares of Common
Stock owned directly by Mr. Lipson is approximately $18,785, including brokerage commissions.  The shares of Common  Stock  owned  directly  by Mr.  Lipson  were acquired with personal  funds.  The  aggregate  purchase  price of the 3,335,225 shares of Common Stock beneficially  owned by BPM is approximately  $60,782,340, including brokerage  commissions.  The shares of Common Stock beneficially owned by BPM were acquired with the working capital of BPIP and the working capital of
BPP.

Item 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended to add the following:

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 18 of 49 Pages
----------------------                                    ----------------------

            On April 5, 2007, the Reporting Persons,  Paradigm  Partners,  N.W.,
Inc.,  Mr.  Dunmire  and Mr.  DeRosa (the  "Solicitation  Group") and the Issuer
entered into a Settlement  Agreement (the "Agreement")  pursuant to which, among other things, Mr. Lipson agreed to withdraw his nominees for election,  and WIHP agreed to withdraw its proposal to be voted on, at the 2007 Annual  Meeting.  In exchange  the Issuer  agreed  to,  among  other  things,  include,  in its proxy statement for the 2007 Annual  Meeting,  a proposal to implement a  distribution policy providing that the Issuer will distribute quarterly, to its stockholders, a minimum amount per share equal to 2.75% of the net asset value attributable to a share of Common Stock (or approximately 11% annually), as further described in the Agreement,  and, if the distribution policy is approved, to use commercially reasonable  efforts to  implement  it. The  Agreement  is  attached as Exhibit 2 hereto and is incorporated herein by reference

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each person  named  herein is based upon  103,534,430  shares of Common
Stock  outstanding  and 752,740  shares of  Preferred  Stock  outstanding  as of
December 31, 2006,  as reported in the  Issuer's  Form N-CSR dated  February 27,
2007 and filed with the Securities and Exchange Commission on March 9, 2007.

            As of the close of business on April 5, 2007,  WIHP,  WIAP and WITR, beneficially  owned  3,046,015,  2,929,300,  744,000  shares  of  Common  Stock, respectively,  constituting  approximately 2.9%, 2.8% and 0.7% respectively,  of the shares of Common  Stock  outstanding.  WILLC  beneficially  owned  6,719,315 shares of Common Stock, constituting  approximately 6.5% of the shares of Common
Stock  outstanding.  Mr. Lipson  beneficially  owned 6,720,216  shares of Common
Stock,   constituting   approximately   6.5%  of  the  shares  of  Common  Stock
outstanding.  Each of WIAP, WILLC and Mr. Lipson beneficially owned 7,200 shares of  Preferred  Stock,  constituting  less  than one  percent  of the  shares  of
Preferred Stock outstanding.

            As the general partner,  managing member or investment  manager,  as the case may be, of WIHP, WIAP and WITR, WILLC may be deemed to beneficially own the 6,719,315 shares of Common Stock and 7,200 shares of Preferred Stock,  owned in the aggregate by WIHP,  WIAP and WITR. As the managing  member of WILLC,  Mr.
Lipson may be deemed to  beneficially  own the 6,719,315  shares of Common Stock and 7,200 shares of Preferred Stock  beneficially owned by WILLC, in addition to the 901 shares of Common Stock owned directly by Mr. Lipson.

            As of the  close  of  business  on  April  5,  2007,  BPIP  and  BPP beneficially owned 1,810,050 and 1,525,175 shares of Common Stock, respectively, constituting  1.7%  and  1.5%,  respectively,  of the  shares  of  Common  Stock outstanding.  As the  managing  member  of BPIP and BPP,  BPM may be  deemed  to beneficially  own the 3,335,225 shares of Common Stock owned in the aggregate by
BPIP and BPP,  constituting  approximately  3.2% of the  shares of Common  Stock outstanding.  As managing members of BPM, Messrs.  Franzblau and Ferguson may be deemed to  beneficially  own the 3,335,225  shares of Common Stock  beneficially owned by BPM,  constituting  approximately  3.2% of the  shares of Common  Stock outstanding.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 19 of 49 Pages
----------------------                                    ----------------------

            Each of WILLC, Mr. Lipson,  WIHP, WIAP and WITR disclaims beneficial ownership of the shares of Common and Preferred Stock  beneficially owned by the other Reporting Persons.

            Each of BPIP,  BPP, BPM, Mr.  Ferguson and Mr.  Franzblau  disclaims beneficial  ownership of the shares of Common and Preferred  Stock  beneficially owned by the other Reporting Persons.

            (b) Each of WILLC and Mr.  Lipson is deemed to have sole  voting and dispositive  power over the shares of Common and  Preferred  Stock  reported  as beneficially  owned  by  WIHP,  WIAP and  WITR by  virtue  of  their  respective positions as described in paragraph (a).

            Each of BPM, Mr.  Ferguson and Mr.  Franzblau is deemed to have sole voting and  dispositive  power over the  shares of Common  and  Preferred  Stock reported  as  beneficially  owned by BPIP and BPP by virtue of their  respective positions as described in paragraph (a).

            Neither  WILLC,  Mr.  Lipson,  WIHP,  WIAP nor WITR  has  voting  or dispositive  control over the shares of Common and  Preferred  Stock held by the other Reporting Persons. Neither BPIP, BPP, BPM, Mr. Franzblau, nor Mr. Ferguson
has voting or dispositive  control over the shares of Common and Preferred Stock held by the other Reporting Persons.

            (c) Not applicable.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock or Preferred Stock, as the case may be.

            (e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended to add the following:

            On April 5, 2007, the Solicitation Group and the Issuer entered into the  Agreement,  as described in Item 4. The  Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference.

            On April 6, 2007, the Reporting  Persons entered into a Joint Filing
Agreement  (the "Joint  Filing  Agreement")  in which the parties  agreed to the joint  filing on  behalf  of each of them of  statements  on  Schedule  13D with respect to the  securities  of the Issuer to the extent  required by  applicable law.  The  Joint  Filing  Agreement  is  attached  as  Exhibit  1 hereto  and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 20 of 49 Pages
----------------------                                    ----------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and restated as follows:

            1. Joint  Filing  Agreement  by and among  Western  Investment  LLC,
               Western   Investment  Hedged  Partners  LP,  Western   Investment
               Activism  Partners LLC,  Western  Investment  Total Return Master
               Fund  Ltd.,  Arthur  D.  Lipson,   Benchmark  Plus  Institutional
               Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C., Benchmark
               Plus Partners, L.L.C., Scott Franzblau and Robert Ferguson, dated
               April 6, 2007.

            2. Settlement Agreement by and among Western Investment LLC, Western
               Investment  Hedged  Partners L.P.,  Western  Investment  Activism
               Partners LLC,  Western  Investment Total Return Master Fund Ltd.,
               Arthur D. Lipson,  Benchmark Plus Institutional  Partners L.L.C.,
               Benchmark  Plus  Management,  L.L.C.,  Benchmark  Plus  Partners,
               L.L.C.,  Paradigm Partners,  N.W., Inc., Scott Franzblau,  Robert
               Ferguson,  Michael  Dunmire and Paul  DeRosa and  Tri-Continental
               Corporation, dated April 5, 2007.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 21 of 49 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2007            WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

                                By: Western Investment LLC,
                                Its Investment Manager

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 22 of 49 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                PARADIGM PARTNERS, N.W., INC.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: President

                                By: /s/ Michael Dunmire
                                    --------------------------------------------
                                Name:  Michael Dunmire
                                Title: Chairman of the Board

                                /s/ ARTHUR D. LIPSON
                                ------------------------------------------------
                                ARTHUR D. LIPSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 23 of 49 Pages
----------------------                                    ----------------------

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON

                                /s/ Michael Dunmire
                                ------------------------------------------------
                                MICHAEL DUNMIRE

                                /s/ Paul DeRosa
                                ------------------------------------------------
                                PAUL DEROSA

                                ELYSE NAKAJIMA

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Arthur D. Lipson, as Attorney-in-Fact
                                for Elyse Nakajima

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 24 of 49 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

   DIRECTORS AND OFFICERS OF WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

Don M. Seymour            Businessperson              dms Management Ltd.
Director                  dms Management Ltd.         PO Box 31910SMB
                                                      George Town, Grand Cayman
                                                      Cayman Islands

David Bree                Businessperson              dms Management Ltd.
Director                  dms Management Ltd.         PO Box 31910SMB
                                                      George Town, Grand Cayman
                                                      Cayman Islands

J.D. Clark & Co.          Trust Company               2425 Lincoln Ave.
Secretary                                             Ogden, Utah 84401

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 25 of 49 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated April 6,
2007  (including  amendments  thereto)  with respect to the Common and Preferred
Stock of Tri-Continental Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 6, 2007            WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

                                By: Western Investment LLC,
                                Its Investment Manager

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 26 of 49 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                /s/ ARTHUR D. LIPSON
                                ------------------------------------------------
                                ARTHUR D. LIPSON

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 27 of 49 Pages
----------------------                                    ----------------------

                                                                EXECUTION COPY

                                    AGREEMENT

            AGREEMENT, dated as of April 5, 2007, (this "Agreement") by and among Western Investment LLC, Western Investment Hedged Partners L.P.,
Western Investment Activism Partners LLC, Western Investment Total Return
Master Fund Ltd., Arthur D. Lipson, Benchmark Plus Institutional Partners
L.L.C., Benchmark Plus Management, L.L.C., Benchmark Plus Partners, L.L.C.,
Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson, Michael
Dunmire and Paul DeRosa (each such person a "Member" and collectively, the
"Group") and Tri-Continental Corporation (the "Fund").

            WHEREAS, certain Members were involved in a proxy solicitation contest with the Fund in respect of directors to be elected at the Fund's 2006 annual and special meetings of stockholders (the "2006 Solicitations");

            WHEREAS, Arthur D. Lipson ("Lipson"), in his letter dated October
17, 2006, notified the Fund of his intent to nominate certain individuals (the
"Dissident Nominees") to be elected to the Fund's board of directors at the
Fund's 2007 Annual Meeting (as defined below);

            WHEREAS, Western Investment Hedged Partners L.P. ("WIHP"), in its
letter dated October 16, 2006, submitted to the Fund a stockholder resolution and supporting statement regarding the Fund's retention of investment managers
(the "Dissident Proposal") and notified the Fund that it intended to propose the
Dissident Proposal at the 2007 Annual Meeting;

            WHEREAS, each of the Members, in the Amendment to Joint Filing and
Solicitation Agreement, dated October 16, 2006, attached as an exhibit to the
Group's joint Schedule 13D/A filed with the Securities and Exchange Commission
(the "SEC") on October 20, 2006, has agreed to vote in favor of the Dissident
Nominees and to support the Dissident Proposal; and

            WHEREAS, the Board of Directors of the Fund has determined that, in the circumstances, it is in the best interests of the Fund to enter into this
Agreement in order to resolve the differences between the Group and the Fund;

            NOW, THEREFORE, in consideration of the premises and agreements herein set forth, and in the spirit of co-operation and good faith, the parties do hereby agree as follows:

      SECTION 1.  DEFINITIONS.

            1.1 "Affiliated Person" has the meaning set forth in Section 2(a)(3)
of the 1940 Act and shall apply to both present and future Affiliated Persons.
Affiliated Persons of a Member shall also include any investment advisory client of such Member, and any Affiliated Person of such client. In the case of any
Affiliated Person who is a natural person, Affiliated Person shall include such person's present or former spouse, children and any other person who shares a

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 28 of 49 Pages
----------------------                                    ----------------------

residence with such person. For purposes of this Agreement, J. & W. Seligman &
Co. Incorporated and its Affiliated Persons and related parties are Affiliated
Persons of the Fund.

            1.2   "1940 Act" means the Investment Company Act of 1940, as
amended.

            1.3 "2007 Annual Meeting" means the Fund's 2007 annual meeting of stockholders, including any postponements or adjournments thereof.

            1.4 "Distribution Proposal" means the proposal that the Fund implement a distribution policy substantially in the form set forth in Annex A hereto, it being understood that such form is subject to revision in response to comments by the Staff of the SEC.

            1.5   "Group Proposals" means the Dissident Nominees and
Dissident Proposals.

            1.6   "Voting Securities" has the meaning set forth in
Section 2(a)(42) of the 1940 Act.

      SECTION 2. COVENANTS AND RELEASES OF THE GROUP AND MEMBERS. The
agreements, representations and covenants provided herein are solely as to each such Member making them, and no Member makes any agreement, representation or covenant as to any other Member.

            2.1 Lipson agrees to withdraw the Dissident Nominees and WIHP agrees to withdraw the Dissident Proposal, and each Member agrees that such Member will not, nor will such Member participate with the Group, nor, subject to Section
2.6, will any Affiliated Person of such Member, directly or indirectly, pursue or present to the 2007 Annual Meeting, the Group Proposals or any other proposal.

            2.2 Each Member agrees that he/she/it will not, nor will such Member participate with the Group, nor, subject to Section 2.6, will any Affiliated
Person of such Member, directly or indirectly, alone or in concert with others,
(a) initiate or encourage, or in any way participate in, any litigation, or seek to initiate or encourage any regulatory action or proceeding, against or on behalf of the Fund or any of its Affiliated Persons for any action or inaction by any such persons prior to the date of this Agreement that relates to the
Fund; (b) make, or in any way participate in, any "solicitation" of "proxies"
(as such terms are defined in Rule 14a-1 of Regulation 14A promulgated by the
SEC pursuant to Section 14 of the Securities Exchange Act of 1934, disregarding clause (iv) of Rule 14a-1(l)(2) and including any solicitation that would otherwise be exempt pursuant to Rule 14a-2(b)), relating to the Fund's Voting
Securities; (c) call, or in any way participate in a call for, any meeting of stockholders of the Fund, or for any action by written consent of stockholders;
request, or take any action to obtain or retain any further list of holders of any securities of the Fund or otherwise seek to inspect any books or records of the Fund; (d) initiate or propose any stockholder proposal or participate in the making of, or solicit stockholders for the approval of, one or more stockholder proposals relating to the Fund, other than the Distribution Proposal; (e)
deposit any Voting Securities in a voting trust or subject them to any voting agreement or arrangements, other than as contemplated by this Agreement; (f)
form, join or in any way participate in a group with respect to any Voting
Securities (or any securities the ownership of which would make the owner

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 29 of 49 Pages
----------------------                                    ----------------------

thereof a beneficial owner of Voting Securities), other than the Group or a subset thereof; (g) otherwise act to control or influence the Fund or the management, board of directors, policies or affairs of the Fund including, without limitation, (1) soliciting or proposing to effect or negotiate any amendment to the bylaws of the Fund, or any form of business combination, restructuring, recapitalization, open-ending, liquidation, repurchase of shares or other extraordinary transaction involving the Fund, its securities or assets or (2) proposing any candidates for election to the board of directors or otherwise seeking board representation or the removal of any directors or a change in the composition or size of the board of directors of the Fund; (h)
take any action or disclose any intent, purpose, plan or proposal with respect to this Agreement or the Fund, its Affiliated Persons or the management, policies or affairs or securities or assets of the Fund or its Affiliated
Persons that is inconsistent with this Agreement, including any action, intent, purpose, plan or proposal that is conditioned on, or would require, waiver, amendment, nullification or invalidation of any provision of this Agreement, or take any action that could require the Fund or any of its Affiliated Persons to make any public disclosure relating to any such intent, purpose, plan, proposal or condition; or (i) assist, advise, encourage or have discussions with any person with respect to, or seek to do, any of the foregoing.

            2.3 Notwithstanding any other provision of this Agreement, each
Member agrees that it shall cast all votes which it is entitled to cast at the
2007 Annual Meeting in accordance with the recommendations of the Fund's board of directors, as set forth in the Fund's definitive proxy statement, as it may be amended or supplemented, relating to the 2007 Annual Meeting.

            2.4 Each Member agrees that neither it nor, subject to Section 2.6, any of its Affiliated Persons shall, for a period of one year from the date hereof, purchase or otherwise acquire a beneficial ownership interest, as determined in accordance with Rule 13d-3 of the rules under the Exchange Act, in
Voting Securities of the Fund in which such Member does not have such an interest as of the date hereof.

            2.5 Each Member and the Group, as GROUP RELEASORS, for good and valuable consideration recited herein, the receipt and legal sufficiency of which is hereby acknowledged, release and discharge the Fund and all its past and/or present Affiliated Persons, stockholders, officers, directors, employees, agents, representatives, attorneys, insurers, fiduciaries, predecessors, heirs, executors, administrators, successors and assigns, in their individual and/or representative capacities, as FUND RELEASEES, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which the GROUP RELEASORS or their past and/or present Affiliated Persons, stockholders, officers, directors, employees, agents, representatives, attorneys, insurers, fiduciaries, predecessors, heirs, executors, administrators, successors and assigns, in their individual and/or representative capacities, ever had, now have or hereafter can, shall or may have against the FUND RELEASEES for, upon, or by reason of any matter, cause or thing whatsoever concerning or in any way related to the Fund from the beginning of the world to the date of this Agreement. For the avoidance of doubt, FUND RELEASEES shall not include Georgeson Inc. or Georgeson
Shareholder Securities Corporation.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 30 of 49 Pages
----------------------                                    ----------------------

            2.6 Each Member will use his/her/its commercially reasonable efforts to cause each of his/her/its Affiliated Persons to observe each provision of this Agreement as if such Affiliated Person were a party to this Agreement.

            2.7 Each Member and the Group agrees that the Fund, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunctive relief, in the event of any breach of the provisions of this Agreement. Each Member and the Group agrees that neither he/she/it nor, subject to Section 2.6, any of his/her/its
Affiliated Persons will oppose the granting of such relief on the basis that the
Fund has an adequate remedy at law and each Member agrees that is will severally
(based on its proportionate ownership of the holdings of the Corporation's
Voting Securities as of the date of this Agreement in relation to other Members'
holdings whom the Fund may be seeking enforcement for the same breach of this
Agreement) and not jointly pay any reasonable fees that the Fund may incur in enforcing this Agreement with respect to such Member.

            2.8 Each Member and the Group agrees that no failure or delay by the
Fund in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any such right, power or privilege.

      SECTION 3.  COVENANTS AND RELEASES OF THE FUND.

            3.1 The Fund agrees to include the Distribution Proposal in the proxy statement for the 2007 Annual Meeting and to present it at such meeting and that if a quorum is present and more votes are cast in favor than against the Distribution Proposal, the Fund agrees that it will used its commercially reasonable efforts to implement such proposal as described therein.

            3.2 The Fund agrees that the Fund's board of directors shall, in the
2007 Proxy Statement, recommend that stockholders vote in favor of the
Distribution Proposal, and the Fund shall adjourn the 2007 Annual Meeting as many times as is necessary (subject to the limits on adjournments under Maryland law) in order to permit time for additional solicitation of proxies in favor of such proposal.

            3.3 The Fund agrees that neither it, nor, subject to the Fund's best efforts to cause each of its Affiliated Persons to observe this Section 3.3, any
Affiliated Person of it, will, directly or indirectly, alone or in concert with others, initiate or encourage, or in any way participate in, any litigation, or seek to initiate or encourage any regulatory action or proceeding, against or on behalf of a Member or the Group or any of his/its Affiliated Persons for any
action or inaction of any such person prior to the date of this Agreement that relates to the Fund.

            3.4 The Fund agrees that the next meeting of stockholders of the
Fund will be the 2007 Annual Meeting, which shall be held on or prior to May 30,
2007, subject to adjournment(s) thereof, for the purpose of approving the
Distribution Proposal, electing directors, ratifying auditors and considering a stockholder proposal relating to cumulative voting (the "2007 Annual Meeting
Actions"). The Fund agrees that the only business to be conducted at the 2007
Annual Meeting shall be the 2007 Annual Meeting Actions.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 31 of 49 Pages
----------------------                                    ----------------------

            3.5 The Fund, as FUND RELEASOR, for good and valuable consideration recited herein, the receipt and legal sufficiency of which is hereby acknowledged, releases and discharges each Member and the Group and all his/her/its past and/or present Affiliated Persons, stockholders, officers, directors, employees, agents, representatives, attorneys, insurers, fiduciaries, predecessors, heirs, executors, administrators, successors and assigns, in their individual and/or representative capacities, as GROUP RELEASEES, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which the FUND RELEASORS or its past and/or present Affiliated Persons, stockholders, officers, directors, employees, agents, representatives, attorneys, insurers, fiduciaries, predecessors, heirs, executors, administrators, successors and assigns, in their individual and/or representative capacities, ever had, now have or hereafter can, shall or may have against the GROUP RELEASEES for, upon, or by reason of any matter, cause or thing whatsoever concerning or in any way related to the Fund, the 2006 Solicitations or the Schedule 13D, as amended as of the day prior to this Agreement, filed by the Members relating to their ownership of the Fund's securities, or the other matters disclosed therein, from the beginning of the world to the date of this Agreement.

            3.6 The Fund agrees that each Member and the Group, without prejudice to any rights to judicial relief he/she/it may otherwise have, shall be entitled to seek equitable relief, including injunctive relief, in the event of any breach of the provisions of this Agreement. The Fund agrees that (i)
neither it nor, subject to the Fund's best efforts to cause each of its
Affiliated Persons to observe this Section 3.6, any of its Affiliated Persons will oppose the granting of such relief on the basis that the Member or Group has an adequate remedy at law and (ii) the Fund will pay any reasonable fees that a Member may incur in enforcing this Agreement.

            3.7 The Fund agrees that no failure or delay by a Member or the
Group in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any such right, power or privilege.

            3.8 The Fund shall declare the first distribution under the distribution policy promptly following the approval of the Distribution Proposal by stockholders. The Fund also agrees that, if the 2007 Annual Meeting is held on or before June 29, 2007 and the Distribution Policy is approved by stockholders at such meeting, an aggregate of at least three quarterly distributions, in an amount equal to at least 2.75% of the net asset value attributable to a share of Common Stock at the end of the preceding calendar quarter, shall be made on or prior to December 31, 2007, in accordance with the distribution policy.

      SECTION 4.  REPRESENTATIONS.

            Each of the parties hereto represents and warrants with respect to itself that such party is duly authorized to execute, deliver and perform this
Agreement, that this Agreement has been duly executed by such party and that this Agreement is a valid and binding agreement of such party.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 32 of 49 Pages
----------------------                                    ----------------------

      SECTION 5.  MISCELLANEOUS.

            5.1 This Agreement shall be construed in accordance with and governed by the laws of the State of New York (without regard to the principles of conflict of laws thereof).

            5.2 This Agreement may be amended, modified or supplemented only by written agreement of all parties hereto.

            5.3 This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

            5.4 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            5.5 This Agreement and (a) the Confidentiality Agreement, dated as of March 26, 2007, among Western Investment LLC, WIHP, Western Investment
Activism Partners LLC, Western Investment Total Return Master Fund Ltd., Lipson
and the Fund (the "Western Confidentiality Agreement"); and (b) the
Confidentiality Agreement, dated as of April 5, 2007, among Benchmark Plus
Institutional Partners L.L.C., Benchmark Plus Management, L.L.C., Benchmark Plus
Partners, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert
Ferguson, Michael Dunmire and Paul DeRosa and the Fund (the "Other
Confidentiality Agreement" and, together with the Western Confidentiality
Agreement, the "Confidentiality Agreements") embody the entire agreement and understanding of the parties hereto and thereto in respect of the subject matter contained herein. There are no other restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, other than the Confidentiality Agreements.

            5.6 If any provision contained in this Agreement or the application thereof to any Member or any Affiliated Person of any of them, or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, the parties hereto shall negotiate in good faith to agree upon a suitable and equitable provision to effect the original intent of the parties.

            5.7 Except as specifically contemplated herein, each Member agrees that, except to the extent otherwise required by law or order of a court of competent jurisdiction or as permitted in Section 5.9, it will not, nor, subject to Section 2.6, will any Affiliated Person of it, communicate, directly or indirectly, in any way with anyone, other than counsel to a Member who agrees to be bound by the terms of this Section 5.7, as to any litigation, the Group
Proposal or the negotiations or circumstances leading to the execution of this
Agreement except to the extent of referring to this obligation of

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 33 of 49 Pages
----------------------                                    ----------------------

confidentiality in response to unsolicited communications relating thereto. The
Fund acknowledges and agrees that this Agreement will be filed as an exhibit to the Group's Schedule 13D/A and the Group acknowledges and agrees that the Fund will file this Agreement as an exhibit to its Form 8-K as contemplated by
Section 5.8.

            5.8 The Fund agrees that, except to the extent otherwise required by law or order of a court of competent jurisdiction, or advised by counsel that such disclosure is necessary or appropriate; it will not disclose publicly the negotiations or circumstances leading to the execution of this Agreement, the terms of this Agreement or the parties to this Agreement. Notwithstanding the foregoing, each Member agrees and acknowledges that the Fund may issue a press release substantially in the form attached as Annex B hereto promptly after this agreement is entered into and may file a Report on Form 8-K having similar content and file or furnish this Agreement as an exhibit thereto, and the Fund may file and send to stockholders a proxy statement containing disclosure substantially in the form attached as Annex A hereto it being understood that such form is subject to revision in response to comments made by the Staff of the SEC.

            5.9 Notwithstanding any provisions of this Agreement to the contrary, no provision of this Agreement shall prohibit any party from (a)
filing any documents required by the SEC or applicable state securities agencies or making any other public disclosure required by the federal or state securities law, provided that the content of any document so filed does not violate any of the other terms and conditions of this Agreement unless such content constitutes disclosure required by any securities laws or rules or regulations promulgated from time to time by the SEC or applicable state securities agencies, (b) responding to any legal subpoena or other judicially enforceable written request from any court or governmental agency of competent jurisdiction and testifying truthfully pursuant to such subpoena or other request, (c) enforcing any rights of such party under this Agreement, or (d) a
Member communicating with its actual or prospective clients or their representatives about such Member's investment in the Fund, the 2006
Solicitations, or this settlement in a manner which would not reasonably be construed to be derogatory or critical of, or negative toward, the Fund.

            5.10 Subject to earlier termination in accordance with Section 5.11, as applicable, this Agreement shall terminate one year from the date hereof, provided that Sections 2.2(a), 2.5, 2.6, 2.7, 2.8, 3.3, 3.5, 3.6, 3.7 and the
provisions of Section 5 shall survive any termination pursuant to this Section
5.10.

            5.11  EARLY TERMINATION.  In the event that either:

            (1) (a) a Distribution Event occurs, or (b) the Fund breaches any material provision of this Agreement including without limitation Sections 3.1,
3.2 or 3.4, then upon the earlier to occur of such event, Sections 2.1, 2.2,
2.3, 2.4, 2.6, 2.7 and 2.8 shall immediately terminate and be of no further force and effect; or

            (2) (a) a Distribution Event occurs or (b) any Member breaches any material provision of this Agreement including without limitation Sections 2.1,
2.2, 2.3, 2.4, 2.5 2.6, 2.7 and 2.8, then Sections 3.1, 3.2, 3.3, 3.4, 3.6 and
3.7 shall immediately terminate and be of no further force and effect with

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 34 of 49 Pages
----------------------                                    ----------------------

respect to each Member (in case of a Distribution Event) or such Member (in the case of an event described in clause (2)(b) of this Section 5.11).

            For the purposes of this Section 5.11 a "Distribution Event" shall mean:

            (a) the Distribution Proposal is not approved by stockholders at the
2007 Annual Meeting; or

            (b) a quarterly distribution, in an amount equal to at least 2.75%
of the net asset value attributable to a share of Common Stock at the end of the preceding calendar quarter, is not declared in each of first four quarters following approval of the Distribution Proposal by stockholders, the first of such quarters being the quarter in which such approval is obtained.

            The parties acknowledge and agree that the distribution relating to the first quarterly period referred to in clause (b) may be declared in such first quarter but be paid in the second quarterly period, and that payment of such distribution in accordance with the foregoing shall not constitute a
Distribution Event.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 35 of 49 Pages
----------------------                                    ----------------------

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

WESTERN INVESTMENT LLC                  WESTERN INVESTMENT HEDGED
                                        PARTNERS L.P.
By: /s/ Arthur D. Lipson                By: Western Investment LLC, Its
    --------------------------------    General Partne
Name:  Arthur D. Lipson
Title: Managing Member                  By: /s/ Arthur D. Lipson
                                            --------------------------------
                                        Name:  Arthur D. Lipson
                                        Title: Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS    WESTERN INVESTMENT TOTAL RETURN
LLC                                     MASTER FUND LTD.
By:  Western Investment LLC, Its        By:  Western Investment LLC, Its
Managing Member                         Investment Manager

By: /s/ Arthur D. Lipson                By: /s/ Arthur D. Lipson
    --------------------------------        --------------------------------
Name:  Arthur D. Lipson                 Name:  Arthur D. Lipson
Title: Managing Member                  Title: Managing Member

Arthur D. Lipson

/s/ Arthur D. Lipson
------------------------------------

BENCHMARK PLUS INSTITUTIONAL            BENCHMARK PLUS MANAGEMENT, L.L.C.
PARTNERS, L.L.C.
By:  Benchmark Plus Management,         By: /s/ Scott Franzblau
L.L.C., Its Managing Member                 --------------------------------
                                        Name:  Scott Franzblau
By: /s/ Scott Franzblau                 Title: Managing Member
    --------------------------------
Name:  Scott Franzblau                  By: /s/ Robert Ferguson
Title: Managing Member                      --------------------------------
                                        Name:  Robert Ferguson
By: /s/ Robert Ferguson                 Title: Managing Member
    --------------------------------
Name:  Robert Ferguson
Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 36 of 49 Pages
----------------------                                    ----------------------

BENCHMARK PLUS PARTNERS, L.L.C.         PARADIGM PARTNERS, N.W., INC.
By:  Paradigm Partners, N.W., Inc.,
Its Managing Member                     By: /s/ Robert Ferguson
                                            --------------------------------
By: /s/ Robert Ferguson                 Name:  Robert Ferguson
    --------------------------------    Title: President
Name:  Robert Ferguson
Title: President                        By: /s/ Michael Dunmire
                                            --------------------------------
By: /s/ Michael Dunmire                 Name:  Michael Dunmire
    --------------------------------    Title: Chairman of the Board
Name:  Michael Dunmire
Title: Chairman of the Board
                                        Robert Ferguson

Scott Franzblau                         /s/ Robert Ferguson
                                        ------------------------------------
/s/ Scott Franzblau
------------------------------------
                                        Paul DeRosa

Michael Dunmire                         /s/ Paul DeRosa
                                        ------------------------------------
/s/ Michael Dunmire
------------------------------------

TRI-CONTINENTAL CORPORATION

By: /s/ Brian T. Zino
    --------------------------------
Name:  Brian T. Zino
Title: President and Chief Executive
       Officer

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 37 of 49 Pages
----------------------                                    ----------------------

                                                                         ANNEX A

            In connection with the Distribution Policy, Western Investment
Hedged Partners L.P. has agreed that its members would cast their votes at the
Meeting in accordance with the Board's recommendations and that members of the
Group would withdraw their nominees for election to the Board and would withdraw a Stockholder proposal effectively recommending that the Board not permit the
Manager to continue as the Corporation's investment manager. This agreement will avoid the costs, distractions, and inconvenience to Stockholders of another proxy fight.

PROPOSED DISTRIBUTION POLICY

            The Corporation's Board of Directors unanimously recommends that
Stockholders approve a distribution policy (the "Distribution Policy") providing that in each year the Corporation will distribute quarterly to holders of Common
Stock a minimum amount per share equal to 2.75% of the net asset value attributable to a share of the Common Stock on the last business day of the preceding calendar quarter (or approximately 11% annually). For example, if the
Distribution Policy had been in effect throughout the first quarter of 2007, a minimum distribution equal to 2.75% of the net asset value attributable to a share of Common Stock on the last business day of the prior quarter (i.e. $25.60 on December 29, 2006) of $0.691 per share of Common Stock would have been declared and paid prior to the end of the first quarter. Actual distributions may be higher or lower and will be based on the net asset value as of the end of the calendar quarter preceding distributions under the Distribution Policy.
Distributions will be subject to applicable law and the Board's right to suspend, modify or terminate the Distribution Policy in the event the Board determines that such action would be in the best interests of the Corporation.
No change is being proposed to the Corporation's investment objective and the
Board does not expect any change in the way the Corporation is managed as a result of the Distribution Policy. In the event the Distribution Policy is approved by Stockholders at the Meeting it is anticipated that the first quarterly distribution pursuant to the Distribution Policy would be declared promptly following approval by Stockholders and be equal to 2.75% of the net asset value attributable to a share of the Corporation's Common Stock on March
31, 2007, assuming approval is obtained in the second quarter of 2007.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 38 of 49 Pages
----------------------                                    ----------------------

            PURPOSE AND BACKGROUND OF THE DISTRIBUTION POLICY. The Corporation
currently pays dividends quarterly on the Preferred Stock and on the Common
Stock in amounts representing substantially all of the net investment income earned each year, and makes a distribution of net realized capital gains at least once a year to the extent such net realized capital gains are not offset by capital loss carryforwards. Pursuant to the proposed Distribution Policy, the
Corporation would make distributions at a specified rate which is not dependent on the amount of its income earned or realized capital gains. The Board recognizes that many investors are willing to accept the potentially higher asset volatility of equity investments, but would prefer that a consistent level of distributions be available to them each quarter. Stockholders wishing to fully maintain their investments in the Corporation would be able to reinvest all of their distributions while other Stockholders would be able to take all or part of their distributions in cash. Furthermore, the Corporation's Common Stock historically has traded at a discount to its NAV. In recent years, distribution policies, such as the Distribution Policy, appear to have been effectively used to narrow trading discounts for other closed-end funds, and the Board believes that the Distribution Policy could have a similar effect on the Corporation's discount. Of course there can be no assurance that the Distribution Policy would reduce the Corporation's discount or, if this does occur, that such reduction would persist over the long term.

            IMPLEMENTATION OF THE PLAN. If Proposal 3 is approved, the
Distribution Policy, due to the restrictions of a provision of the Investment
Company Act of 1940, as amended ("1940 Act"), will initially be a "level distribution policy" as opposed to a "managed distribution policy." Section
19(b) of the 1940 Act limits an investment company's ability to make multiple

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 39 of 49 Pages
----------------------                                    ----------------------

distributions of net realized long-term capital gains, which are generally subject to favorable tax treatment, subject to certain exceptions contained in
Rule 19b-1 under the 1940 act. As a "level distribution policy," the
Corporation's distribution rate under the Distribution Policy would be subject to those limits and the Corporation would therefore generally be able to distribute long-term capital gains only once or twice in any tax year. The
Corporation would seek exemptive relief from the Securities and Exchange
Commission (the "SEC") from the provisions of Section 19(b) if Proposal 3 is approved. If the relief is granted, the Corporation would operate the
Distribution Policy as a "managed distribution policy," and, exempt from the limits of Section 19(b), the Corporation would be permitted to distribute net realized long-term capital gains as a part of its regular distributions under the Distribution Policy. Unless exemptive relief can be obtained, in general no more than two distributions per year made pursuant to the Distribution Policy would consist of net long-term capital gains.

            Exemptive relief from the provisions of Section 19(b) is not assured. While the SEC has granted such relief in the past, it is generally believed that it has imposed a moratorium on granting this type of request for exemptive relief over concerns of inadequate disclosure to investors. While the
Corporation believes that the SEC's stance on granting this type of exemptive relief may change in the near future, there can be no assurance that the SEC staff will process such application by the Corporation for an exemptive order on a timely basis or ever, or that the SEC will grant the requested relief to the
Corporation.

            If the Distribution Policy is approved by Stockholders, the
Corporation will begin making distributions to holders of Common Stock at an initial rate of 2.75% of the net asset value attributable the Corporation's
Common Stock on the last business day of the preceding calendar quarter (or approximately 11% per year). The Distribution Policy would be subject to applicable law and to immediate suspension, revision or termination at any time

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 40 of 49 Pages
----------------------                                    ----------------------

and for any reason without notice to Stockholders, if the Board determines that such action is in the best interests of the Corporation. In addition, distributions would be made only when, as and if authorized by the Board and declared by the Corporation and after paying dividends on the Preferred Stock and interest and required principal payments on borrowings, if any.

            ADVANTAGES AND DISADVANTAGES OF THE DISTRIBUTION POLICY. In
considering whether to approve the Manager's recommendation that it approve the
Distribution Policy and to recommend it to Stockholders, the Board considered the various advantages and disadvantages of such a policy and the other considerations discussed herein.

            The Board believes that the two principal advantages of the
Distribution Policy are that it (i) would provide a regular, periodic cash distribution to the holders of Common Stock and (ii) may reduce the trading discount for the Corporation's Common Stock. Distribution payments, however, would not necessarily represent "yield" on a Stockholder's investment in the
Corporation. Yield is generally a measure of the amount of net investment income, or earnings, that are distributed to a fund's stockholders. To the extent distributions pursuant to the Distribution Policy are in excess of the
Corporation's net investment income and net realized capital gain, such excess amounts would be a return of capital. Returns of capital under the Distribution
Policy are likely, particularly in down markets.

            The Board also considered that while the Distribution Policy is expected to result in a narrowing of the market discount for the Common Stock, the policy is subject to modification, suspension or termination at any time by the Board if it determines that such action would be in the best interests of the Corporation. The suspension or termination of the Distribution Policy could, if the Common Stock was trading at or above NAV, result in the Common Stock trading at a discount or could result in the widening of an existing trading discount.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 41 of 49 Pages
----------------------                                    ----------------------

            In addition, the Distribution Policy may adversely affect the
Corporation's expense ratio. If the Corporation's total return is less than the annual distribution in a quarterly period, the Distribution Policy would have the effect of shrinking the assets of the Corporation and thus increasing the
Corporation's expense ratio (i.e., the Corporation's fixed expenses would be spread over a smaller pool of assets). Such shrinkage would be reduced to the extent that stockholders elect to receive or reinvest their distributions in shares of Common Stock. Pending the outcome of the vote on Proposal 3 and a review of market conditions following such vote, the Board has suspended the
Corporation's stock repurchase program.

            If the Distribution Policy is approved by Stockholders, the Board currently intends to authorize repurchases of Common Stock in the open market at times when the Common Stock is trading at a discount from net asset value of greater than 5%. The Board intends such repurchases to moderate the growth in the number of the Corporation's outstanding shares of Common Stock resulting from Stockholders that receive all or part of the 2.75% quarterly distributions in shares of Common Stock rather than cash. The Corporation expects to make all repurchases in the open market in compliance with Rule 10b-18 under the
Securities Exchange Act of 1934. In general, such rule limits the Corporation's open-market purchases on a single day to 25% of the average daily trading volume of the Common Stock during the four calendar weeks preceding such day. The Board will continue to monitor the Corporation's repurchases of its Common Stock, and to review its repurchase policy on at least an annual basis.

            In addition, the Corporation believes that some of its various plans will require revision or elimination due to an expected condition in its proposed application for exemptive relief pursuant to Section 19(b) of the 1940

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 42 of 49 Pages
----------------------                                    ----------------------

Act. Stockholders will continue to be able to reinvest dividends and gains distributions from the Corporation in additional shares of Common Stock.
However, the Corporation does not expect to be able to continue to offer stockholders the ability to purchase shares of Common Stock from the Corporation for cash (including pursuant to the automatic check service) or with dividends received by stockholders from other corporations. The Corporation may also suspend the systematic withdrawal plan. The Corporation may seek to make similar services available to Stockholders through an independent plan agent. These changes may increase costs to Stockholders that participate in such plans as they may pay higher fees and expenses to their brokers or an independent plan agent for effecting purchases and sales of Common Stock than they currently pay pursuant to the various plans.

            The Board noted that a distribution which contains a return of capital would require Stockholders to adjust their cost basis by the amount of return of the capital so that when they sell their shares, their cost basis will be lower. This would add to the record keeping requirements of Stockholders.
Stockholders who hold their stock in non-taxable accounts such as IRAs would not need to make any adjustments to the cost basis of their shares owned in the non-taxable account.

            The Distribution Policy could also have adverse tax effects if the
Corporation has a net capital loss in any taxable year. To the extent that such capital loss carryover is applied against future year capital gains, the
Corporation would not have net capital gain in that future year and therefore would not be permitted to make distributions that qualify as capital gain dividends. The Corporation would, however, continue to have earnings and profits in the future year in respect of its offset capital gains. If such earnings and profits are distributed (by reason of the Distribution Policy requiring distributions in excess of the Corporation's earnings on its assets), then
Stockholders would recognize ordinary dividend income rather than capital gain dividends.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 43 of 49 Pages
----------------------                                    ----------------------

            EFFECT ON FUND OPERATIONS. The Corporation's investment objective has been to produce future growth of both capital and income while providing reasonable current income and the Board is not proposing any change to the
Corporation's investment objective. The Corporation does not expect to change the makeup of the portfolio based on the distribution payment under the
Distribution Policy. The Corporation may carry a slightly higher cash balance from time to time in order to fund the distribution payments. If the Corporation carries higher cash balances during rising equity markets, the Corporation's performance may be negatively affected relative to other equity funds.
Conversely, carrying higher cash balances during declining equity markets may positively affect the Corporation's performance.

            ADDITIONAL CONSIDERATIONS BY THE BOARD. The Manager and the Board
have considered the possibility of implementing a policy such as the
Distribution Policy from time to time over a period of many years. Long-time
Stockholders may recall a detailed discussion of the reasons the Board decided not to implement such a policy in the Corporation's 1997 annual report. The
Board recently reviewed a recommendation from the Manager that a distribution policy be implemented, although the Manager did not request that the Board take action on the recommendation at that time. The Manager pointed out that a number of changes in the market have taken place since 1997 such that it believed that most of the reasons set forth in the 1997 annual report were no longer valid, and that those reasons that continued to be valid were offset by the potential benefits of a distribution policy for the Corporation. The Manager also noted
that certain significant Stockholders of the Corporation, including Stockholders that had engaged in costly proxy contests with the Corporation in 2006, had indicated that they were strongly supportive of the implementation of a

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CUSIP No. 895436103                   13D                    Page 44 of 49 Pages
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distribution policy, such as the Distribution Policy, because they believed that it would result in a significant reduction in the market discount at which the shares of Common Stock trade. The Manager also believed that it was likely that other significant Stockholders and potential significant Stockholders have similar views. The Board found the Manager's analysis of the case in favor of a distribution policy to be persuasive.

            The reasons for not implementing a distribution policy in the 1997 annual report are discussed below, along with the Manager's explanations as to why most of those reasons are no longer valid.

      o  Under the Distribution Policy, the Manager could be forced to sell securities in a declining market to raise cash to meet the minimum payment. While it is true that the Corporation may be required to sell portfolio securities in a declining market to raise cash, the Manager noted that, for example, in 2001 and 2002, when the market was generally declining, the Corporation was able to sell securities to raise the cash necessary to repurchase approximately 6% and 7%, respectively, of the shares outstanding pursuant to the Corporation's share repurchase program without disrupting the management of the portfolio.

      o  Under certain circumstances, a portion of the Corporation's capital would be needed to meet the annual minimum payout. This return of capital would erode the Corporation's net assets. While it is true that the Distribution Policy may involve the return of capital, the Manager noted that the Corporation's existing share repurchase program effected through open market purchases of the Corporation's Common Stock for up to 5% of shares outstanding, effectively reduces the Corporation's capital each year. The implementation of a distribution policy, together with the suspension of the stock repurchase program, may reduce the current erosion of the Corporation's net assets.

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      o  A MINIMUM PAYOUT COULD LEAD POTENTIAL INVESTORS TO THINK OF THE
         CORPORATION AS AN INCOME FUND, WHICH IT IS NOT. Level or minimum payouts are now a feature of a large number of closed-end funds with a wide variety of investment objectives. In 2006 there were 11 initial public offerings for closed-end funds that invested primarily in equity and equity-related securities, of which six offered some form of level or minimum distributions. Each of the six funds disclosed that to the extent the fund's total distributions exceed net investment income and net realized capital gains, the excess would be treated as a return of capital. Since the beginning of the year through March 31, 2007, all nine new closed-end funds that invest primarily in equity and equity-related securities that have completed initial public offerings offer some form of level or minimum distributions.

      o  A minimum payout might have to be suspended during a long-term market decline, which likely would be the very moment Stockholders were relying the most on a minimum distribution. This risk remains. During the severe and sustained market decline ending in March 2003, many closed-end funds with managed distributions maintained their distributions by returning capital, in some cases in the face of negative tax consequences for their stockholders. In such a case, the
         Board may choose to suspend the distributions even though this could be the very moment Stockholders were relying the most on the minimum distributions.

      o  A further issue which the Board needs to evaluate is the extent to which a minimum payout might compromise the investment process influencing - if only subtly - the Portfolio Manager's investment

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         decisions. The Manager believes that a minimum payout is consistent with the Corporation's investment objective of long-term growth of capital and income with reasonable current income. In addition, the
         Corporation's experience with the stock repurchase plan and, when appropriate, the willingness to include a return of capital as part of a minimum distribution, suggest that a minimum payout, in and of itself, should not influence the Portfolio Manager's investment decisions.

            AGREEMENT WITH CERTAIN STOCKHOLDERS. Subsequent to the meeting of the Board referred to above, the Corporation entered into confidential discussions with a major Stockholder concerning various matters. On April o,
2007 the Corporation announced that it had entered into an agreement with a group of Stockholders including Western Investment LLC (the "Group") pursuant to which it agreed to submit the Distribution Policy for approval by Stockholders at the Meeting and that the Board would recommend that Stockholders approve the proposal. In the agreement, the Group agreed that its members would cast their votes at the Meeting in accordance with the Board's recommendations and that members of the Group would withdraw their nominees for election to the Board and a Stockholder proposal effectively recommending that the Board not permit the
Manager to continue as the Corporation's investment manager. The Group also agreed to refrain from acquiring further shares of the Corporation for one year and that the Group would not initiate a proxy contest, make Stockholder proposals or engage in certain other activities that might affect the control of the Corporation over the next year. These agreements by the Group are effectively conditioned on the approval of the Distribution Policy by
Stockholders and distribution by the Corporation of at least 2.75% of the net asset value attributable to a share of the Common Stock at the end of the preceding calendar quarter in accordance with the Distribution Policy for

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CUSIP No. 895436103                   13D                    Page 47 of 49 Pages
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effectively one year and three such distributions being made in 2007, subject to certain conditions. The Board believes that the agreement was in the best interests of the Corporation, would enable Stockholders to decide whether or not they wished the Distribution Policy to be implemented and would avoid the costs, distractions and disruptions of a proxy fight with the Group and with potential litigation.

            CONCLUSION AND RECOMMENDATION OF THE BOARD. Based on its review of the various factors discussed above, the Board determined that implementation of the Distribution Policy is in the Corporation's best interests and recommends it to Stockholders.

            VOTE REQUIRED. The approval of the Corporation's Stockholders is not required for the Corporation to adopt and implement the Distribution Policy.
However, the Board has elected to seek the approval of the Stockholders in light of the importance of the policy and the potential disadvantages of the
Distribution Policy to certain of the Corporation's Stockholders. Proposal 3 will be approved, and the Distribution Policy will be implemented, if more votes are cast in favor of the Proposal than against it at the Meeting. If
Stockholders do not approve Proposal 3, the Corporation does not currently intend to implement the Distribution Policy and the Board will consider whether it would be appropriate to take other actions.

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                                                                         ANNEX B

TRI-CONTINENTAL CORPORATION (NYSE: TY) ANNOUNCES AGREEMENT WITH STOCKHOLDER
GROUP; PROPOSAL FOR MANAGED DISTRIBUTION POLICY TO BE VOTED ON BY STOCKHOLDERS

NEW YORK-- Tri-Continental Corporation (NYSE: TY), today announced that it had entered into an agreement with a stockholder group (the "Group") including
Western Investment LLC that will avoid a proxy contest for the election of directors at the Fund's upcoming 2007 annual meeting of stockholders, which is scheduled for May 30, 2007.

Under the agreement, members of the Group have agreed to withdraw their nominees for election to the Fund's board and to withdraw a stockholder proposal that was to be presented at the annual meeting. Additionally, the members of the Group have agreed to cast their votes at the annual meeting in accordance with the recommendations of the Fund's board.

The Fund has agreed to include in its proxy statement for the upcoming annual meeting a proposal for stockholder approval of a distribution policy that would provide for quarterly distributions to stockholders equal to 2.75% of the net asset value attributable to the Fund's common stock at the end of the prior quarter (or approximately 11% per year), with the first payment expected to be declared shortly after stockholder approval. The Fund has suspended its share repurchase program pending the outcome of the stockholder vote on this matter.
Further details regarding the Fund's 2007 annual meeting of stockholders, including the distribution policy, will be included in the Fund's proxy statement, which is expected to be sent to stockholders in several weeks.
Stockholders are urged to read the proxy statement as it will contain important information regarding the business to be presented at the upcoming meeting.

Brian T. Zino, President, of the Fund, said: "We believe the agreement with the
Group is in the best interests of the Fund, as it allows us to resolve the differences between the Group and the Fund and enables the Fund to limit the costs, distraction and disruptions associated with a proxy fight with the Group and with potential litigation. Submitting the proposed distribution policy to stockholders will permit the stockholders to decide whether or not they wish the
Fund to implement such a policy. Importantly, stockholders would continue to have the opportunity to maintain their investment in Tri-Continental by taking their distributions under the proposed distribution policy in additional shares.
Alternatively, they may elect to receive all or a part of such distributions in cash."

Tri-Continental Corporation is one of the nation's largest, diversified, publicly traded closed-end equity investment companies and has paid dividends for 63 consecutive years. The Fund is managed by J. & W. Seligman & Co.
Incorporated, a New York-based investment manager and advisor, which was founded in 1864. Seligman Advisors, Inc. is the principal underwriter of the Seligman mutual funds.

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CUSIP No. 895436103                   13D                    Page 49 of 49 Pages
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You should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. A prospectus containing information about the Fund (including its investment objectives, risks, charges, expenses, and other information) may be obtained by calling 800-TRI-1092. The prospectus should be read carefully before investing in the Fund.

CONTACT:

Media:

Mary Ann Susco, 212-850-1382
suscom@jwseligman.com

or

Shareholder:

Marco Acosta, 800-597-6068 (Option #1)
acostam@jwseligman.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release may be deemed to be solicitation material with respect to the forthcoming annual proxy statement of Tri-Continental Corporation, to be filed with the U.S. Securities and Exchange Commission (the "SEC"). INVESTORS AND
SECURITY HOLDERS OF TRI-CONTINENTAL CORPORATION ARE ADVISED TO READ THE PROXY
STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME
AVAILABLE. The final proxy statement will be mailed to stockholders of
Tri-Continental Corporation. Investors and security holders may obtain a free copy of the proxy statement when it becomes available, and other documents filed by Tri-Continental Corporation with the SEC, at the SEC's web site at
http://www.sec.gov. Free copies of the proxy statement when it becomes available, and Tri-Continental Corporation's other filings with the SEC may also be obtained by writing to: J. & W. Seligman & Co. Incorporated, 100 Park Avenue,
New York, NY 10017, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Tri-Continental Corporation may be deemed to be soliciting proxies from its stockholders in favour of the proposal. Information regarding certain of
Tri-Continental Corporation's directors and executive officers is available in
Tri-Continental Corporation's proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on February 13, 2006. Additional information regarding the interests of Tri-Continental Corporation will be included in the proxy statement and the other relevant documents filed with the
SEC when they become available.